CENTRAL JAPAN RAILWAY COMPANY

JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-587-1395




08000956

February 20, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Japan Railway Company
Rule 12g3-2(b) Exemption File No. 082-34904

Ladies and Gentlemen:

We refer to the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A attached hereto. With respect to the Japanese language documents listed in Exhibit A for which an English version is not readily available, brief descriptions are set forth in Exhibit B attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this furnishing, Mr. Masahisa Ikeda at Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, facsimile number 011-813-5251-1602, Email masahisa.ikeda@shearman.com.

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 河田 仁

Name: Masashi Kawada
Title: Manager
Stock Section
Administration Department

Enclosures

Exhibit A

Documents Submitted Under Rule 12g3-2(b)(1)(iii)

A. Documents for Which an English Version is Readily Available

1. Press release titled "Central Japan Railway Company Decides to Promote the *Tokaido Shinkansen* Bypass (also known as *Chuo Shinkansen*) on the Premise that the Company Would Bear the Cost for the Project" dated December 25, 2007 (Attachment 1).

B. Japanese Language Documents for Which an English Version is Not Readily Available

1. Semi-annual Securities Report and Amendment to the Shelf Registration Statement, which were filed with the Directors of the Kanto Local Finance Bureau (the "KLFB")

   a. Semi-annual Securities Report, dated December 14, 2007, for the six months ended September 30, 2007 (a brief description of the said Report is set forth in Exhibit B)

   b. Amendment to the Shelf Registration Statement, dated December 14, 2007, adding the Semi-annual Securities Report set forth in paragraph a. above to the list of documents incorporated by reference in the Shelf Registration Statement filed as of October 17, 2007 for the bonds to be offered for subscription (the "Shelf Registration Statement")

2. Confirmation of the Adequacy of the Semi-annual Securities Report

   a. Confirmation of the Adequacy of the Semi-annual Securities Report, dated December 14, 2007, filed with the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (a brief description of the said document is set forth in Exhibit B)

3. Shelf Registration Statements and amendments thereto, and Extraordinary Report, which were filed with the Director of the KLFB or Tokai Local Finance Bureau

   a. Supplemental Document to the Shelf Registration Statement, dated November 6, 2007 in connection with the issuance of the 31st Series Unsecured Bonds and 32nd Series Unsecured Bonds (a brief description of the said document is set forth in Exhibit B)

   b. Extraordinary Report, dated December 25, 2007, with respect to the Promotion of the Tokaido Shinkansen bypass, or Chuo Shinkansen, at the Company's expense (a brief description of the said document is set forth in Exhibit B)

   c. Amendment to the Shelf Registration Statement, dated December 25, 2007, adding the Extraordinary Report set forth in paragraph b. above to the list of documents incorporated by reference in the Shelf Registration Statement

4. Corporate Governance Report

   a. Corporate Governance Report dated December 14, 2007 (a brief description of the said document is set forth in Exhibit B)

5. Press releases which may be material to an investment decision

   a. Press release titled "Issuance of Domestic Straight Bonds" dated November 6, 2007 (an English translation is attached as Attachment2)

6. Semi-annual report (*chukan hokokusho*) (including summary semi-annual financial statements)

   a. Semi-annual report (*chukan hokokusho*) for the six months ended September 30, 2007 (the first half of the 21st fiscal year) (a brief description of the said document is set forth in Exhibit B)

Exhibit B

Brief Descriptions of Japanese Language Documents Designated in Exhibit A

1. Semi-annual Securities Report, dated December 14, 2007, for the six months ended September 30, 2007

Under the Financial Instruments and Exchange Law, the Company, which has its common stock listed on the First Sections of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (collectively, the "Stock Exchanges"), is required to file with the Director of the Kanto Local Financial Bureau (the "KLFB"), a Semi-annual Securities Report within three months following the end of the first six months of each fiscal year, *i.e.*, September 30. The Semi-annual Securities Report filed by the Company is made public at the KLFB, the Stock Exchanges and the head office and major branch offices of the Company pursuant to the Financial Instruments and Exchange Law.

The information contained in the above-referenced Semi-annual Securities Report for the six months ended September 30, 2007, includes, *inter alia*, an outline of the Company, its business condition, capital investments, major shareholders, issues to be handled, development of its stock price and management for the six months ended September 30, 2007. The audited interim financial statements (both consolidated and non-consolidated) for the six months ended September 30, 2007 are also included therein.

The information contained in the above-referenced Semi-annual Securities Report, which is material to investment decisions, is also contained, to a large extent, in the brief announcement of consolidated and non-consolidated semi-annual financial statements for the six months ended September 30, 2007 and the referential material attached thereto, both dated October 26, 2007 (the "Semi-annual Brief Announcement"). The English translations thereof have been submitted pursuant to Rule 12g3-2(b), along with a letter dated December 3, 2007.

2. Confirmation of the Adequacy of the Semi-annual Securities Report, dated December 14, 2007, filed with the Stock Exchanges

Under the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange (the "Timely Disclosure Regulation") and similar rules and regulations of the Osaka Securities Exchange and the Nagoya Stock Exchange, the Company is required to file, with each such Exchange, a Confirmation of the Adequacy of the Semi-annual Securities Report, and such filing should be made, without delay, after the Company files its Semi-annual Securities Report with the Director of the KLFB. The Confirmation of the Adequacy of the Semi-annual Securities

Report filed by the Company is to be made public by the said Exchanges under their respective applicable rules and regulations.

3. Supplemental Document to the Shelf Registration Statement, dated November 6, 2007 in connection with the issuance of the 31st Series Unsecured Bonds and the 32nd Series Unsecured Bonds

Subject to the filing of the Shelf Registration Statement filed as of October 17, 2007, when the Company proposes to issue or distribute any securities designated in the Shelf Registration Statement valued at 100 million yen (JPY 100,000,000) or more of the aggregate price thereof through a public offering in Japan, the Company is required to file with the Director of the Tokai Local Financial Bureau, a Supplemental Document to the Shelf Registration Statement pursuant to the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law").

The above-referenced Supplemental Document contains certain specified terms and conditions of the 31st Series Unsecured Bonds of the Company in the aggregate issue amount of 20,000 million yen (JPY 20,000,000,000) and the 32nd Series Unsecured Bonds of the Company in the aggregate issue amount of 20,000 million yen (JPY 20,000,000,000).

The Shelf Registration Statement so supplemented by the above-referenced Supplemental Document contains or incorporates by reference the latest Annual Securities Report and certain other documents, the information concerning the terms and conditions of the public offering of the 31st Series Unsecured Bonds and the 32nd Series Unsecured Bonds, and the information pertaining to the Company's business, financial position and financial statements for the two (2) most recent fiscal years.

The information contained in the above-referenced Supplemental Document which is material to an investment decision is substantially contained in the press release dated November 6, 2007 (Attachment 1).

4. Extraordinary Report, dated December 25, 2007, with respect to the promotion of the Tokaido Shinkansen bypass, or Chuo Shinkansen, at the Company's expense

The Company filed the above-referenced Extraordinary Report with the Director of the KLFB, because the Company resolved, at its Board of Directors' meeting held on the said date, the promotion of the Tokaido Shinkansen bypass, or Chuo Shinkansen, at the Company's expense, which such promotion (x) shall fall under the categories of (i) an occurrence of an event that materially affects the financial position or business results of the Company and (ii) an occurrence of an event that materially affects the financial position or business results of the consolidated companies of the Company, as provided for in Article 19, Paragraph 2, Items 12 and 19 of the Cabinet Office Ordinance

Concerning Disclosure of Affairs, Etc. of Corporations, and (y) shall therefore oblige the Company to file an Extraordinary Report.

The information contained in the above-referenced Extraordinary Report, which is material to an investment decision, is contained, to a large extent, in the press release dated December 25, 2007 (Attachment 1).

5. Corporate Governance Report dated December 14, 2007

Under the Listing Rule and the Timely Disclosure Regulation of the Tokyo Stock Exchange and similar rules and regulations of the Osaka Securities Exchange and the Nagoya Stock Exchange, the Company is required to file, with each such Exchange, a Corporate Governance Report. The Corporate Governance Report filed by the Company is to be made public by the said Exchanges under their respective applicable rules and regulations.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, and policies applicable to its stakeholders, and the framework of its internal control system.

6. Semi-annual report to shareholders (*chukan houkokusho*) for the six months ended September 30, 2007 (the first half of the 21st fiscal year)

A semi-annual report to shareholders is not required to be prepared, made public or distributed to shareholders under Japanese law. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors.

Set forth in the above-referenced semi-annual report are certain topics, such as the commencement of operation of the service of the up-to-date technology, *i.e.,* the Series N700 rolling stock of the Tokaido Shinkansen, the reinforcement of earthquake-resistant system, including the "Tokaido shinkansen EaRthquake Rapid Alarm System (TERRA-S)", the introduction of the "Express Reservation IC Services" scheduled for next spring, the expansion of the availability of the IC ticket card "TOIKA", and a report on the progress of the development of the Superconducting Maglev technology and the construction of the Tokaido Shinkansen Bypass, as well as financial highlights, group companies, management personnel, the operating area map of the JR Tokai lines, the corporate data and information for shareholders (*i.e.,* handling business of shares).

The information contained in this report, which is material to investment decisions, including financial information, is also contained, to a large extent, in the Semi-annual Brief Announcement.

[December 25, 2007]

Central Japan Railway Company Decides to Promote the *Tokaido Shinkansen* Bypass (also known as *Chuo Shinkansen*) on the Premise that the Company Would Bear the Cost for the Project

The Board of Directors of Central Japan Railway Company (the "Company") has made decisions about the following three matters at its meeting held today.

1. With respect to the *Tokaido Shinkansen* Bypass utilizing the Superconducting Maglev system, the Company has deliberated on "promoting and realizing, on its own initiatives and as the first phase, the inauguration of commercial operation between the Tokyo Metropolitan and the Chukyo regions in 2025, the end of the first quarter of the twenty-first century." After making deliberations based on the assumptions presently envisaged, the Board of Directors has concluded that the construction of the necessary line (the "Bypass") in this first phase as the "*Chuo Shinkansen*" under the Nationwide Shinkansen Railway Development Law (the "Law") on the premise that the Company would bear the cost for the project will contribute to a sustainable and stable management of the Company with payment of stable dividends. As a result, the Company has decided to take actions to promote the project on the basis of the above initiative on the premise that the Company would bear the cost for the project.

≪Conclusions from Long-term Estimated Forecast≫

- The Board of Directors has concluded that the Company will be able to continue to secure payment of stable dividends and respond to changes in the business environment, both before and after the inauguration of the Bypass, even if the Company promotes the Bypass project on the premise that the Company would bear the cost for the project, while at the same time making investments necessary to ensure safe and reliable transportation and to strengthen its competitiveness.

More specifically:

<Before the inauguration of the Bypass>

- Although the balance of long-term debt of the Company will increase gradually because the Bypass construction will occur and at the same time the Company continues to make investments necessary to ensure safe and reliable transportation and to strengthen its competitiveness, the Company will be able to keep the level of earnings that will enable it to maintain a sound management and pay stable dividends.

<After the inauguration of the Bypass>

- It is estimated that the Company's peak balance of long-term debt and payables will occur in FY2025 (which is the fiscal year when the Bypass is expected to commence commercial operations) and that the total balance of the Company's long term debt and payables at that time will stand at JPY4.9 trillion, less than JPY5 trillion (cf. the historical peak of JPY5.4 trillion was in FY1991), and further that after FY2025, the Company will be able to reduce its long-term debt at a higher rate than historical rates, based on its cash flow from operating activities of approximately JPY400 billion a year; it is estimated that the long-term debt will return to the current level in the eighth year following the inauguration of Bypass commercial operations.

- In FY2026 (which is when the Bypass operating costs and depreciation/amortization costs will become normalized), ordinary income will be approximately JPY70 billion, which is in the same level in FY1998 and 1999, and then will increase year after year as the debt and payables decrease, resulting in an average of approximately JPY140 billion a year for ten years between FY2026 and FY2035.

(Notes) Major Assumptions

(1) Operating Revenues:

- The Company will earn operating revenues as forecasted for FY2007 and maintain the same level before the inauguration of the Bypass. After the inauguration of the Bypass, operating revenues of the Company will increase by 5% in the fiscal year of inauguration and, by the tenth year after the inaugural year, increase gradually to a level that is 10% higher than pre-inauguration, because the *Chuo Shinkansen* would reduce by approximately 50% the transportation time between the Tokyo Metropolitan and Chukyo regions and we expect that

such reduction will not only permit the Company to revise fares and surcharges upward and also cause air passengers now traveling between the Tokyo Metropolitan and the Kansai/Sanyo regions to shift to *Chuo Shinkansen*. It is estimated that operating revenues will remain flat after the tenth year after inauguration.

(2) Costs and Expenses:

- As to the Bypass, the Company will employ an increasing number of personnel for construction work and education/training. The Company will recognize training and test operation costs two years prior to the inauguration of the Bypass. After the inauguration of the Bypass, the Company will recognize operating costs, depreciation cost, and property tax (*) (approximately JPY330 billion in FY2026).

  (*) The Company expects to be allowed for special exemptions in relation to property tax as in the case of new *Shinkansen* lines (so-called *Seibi Shinkansen* project).

- For *Tokaido Shinkansen* and conventional lines, the Company expects to require the same level of staffing and the same level of operating expenses as those now required, before and after the inauguration of the Bypass.

(3) Capital Expenditure:

- For *Tokaido Shinkansen* and conventional lines, the Company will spend, in average, about JPY200 billion a year for required maintenance, renovation work necessary for enhancement of competitiveness, and for replacement of all "*Nozomi*" services with the series N700 rolling stock, as well as for the Yamanashi Maglev Test Line before the inauguration of the Bypass. After the inauguration of the Bypass, the Company will spend approximately JPY130 billion in capital expenditures for necessary maintenance and renovations.

- For the Bypass, it is estimated that the Company will spend approximately JPY5.1 trillion as construction costs and rolling stock expenses for approximately 290 km line of the Superconducting Maglev system, which are exclusive of the expenditure for intermediate stations and related costs that should be borne by local municipalities. After the inauguration of the Bypass, the Company will make investments necessary for maintenance and renovation of facilities.

2. The Company strongly wishes to receive instructions from the authority as to the rest of the *Chuo Shinkansen* surveys under Article 5 of the Law as soon as possible, in order to complete the first phase of the *Tokaido Shinkansen* Bypass on the premise that the Company would bear the cost for the project.

3. To this end, the Company believes that it is necessary to confirm basic issues in case of the private self-funding method under the Law when the function of the *Tokaido Shinkansen* Bypass will be served by the *Chuo Shinkansen* for which the Company has received instructions as to topographical and geological surveys under Article 5 of the Law (**), and will make necessary inquiries to the Ministry of Land, Infrastructure and Transport.

   (**) Due to the fact that the Law has not been applied to a private company intending to proceed with a project with its own funding, we will confirm interpretations of this law with the said

ministry, especially from the viewpoint of whether this law may interfere with common practice for a private company, such as autonomy of capital expenditure and discretion of management.

[TRANSLATION]

November 6, 2007
Central Japan Railway Company

Issuance of Domestic Straight Bonds

The Company will issue domestic straight bonds, as follows:

1. Name of the Bonds
   (1) Central Japan Railway Company Unsecured Straight Bonds - Thirty-One Series (Ranking *pari passu* among the Bonds)
   (2) Central Japan Railway Company Unsecured Straight Bonds - Thirty-Two Series (Ranking *pari passu* among the Bonds)

2. Aggregate Principal Amount
   (1) JPY20,000,000,000
   (2) JPY20,000,000,000

3. Sales Price
   (1) JPY99.98 per each Bond of JPY100
   (2) JPY99.85 per each Bond of JPY100

4. Interest Rate
   (1) 1.75%
   (2) 2.31%

5. Subscription Yield
   (1) 1.752% (simple interest)
   (2) 2.321% (simple interest)

6. Redemption Date (Maturity)
   (1) September 20, 2017
   (2) September 17, 2027

END

7. Issue Date
   (1) November 19, 2007
   (2) November 19, 2007

8. Lead Managers
   (1) Mitsubishi UFJ Securities Co., Ltd., Nomura Securities Co., Ltd.
   (2) Mitsubishi UFJ Securities Co., Ltd., Merrill Lynch Japan Securities Co., Ltd.

9. Rating
   (1) Aa2 (Moody's), AA (R&I)
   (2) Aa2 (Moody's), AA (R&I)

End of Document